Exhibit  21.1

List of Subsidiaries of Assured Pharmacy, Inc.

Entity name	Jurisdiction of Incorporation

Assured Pharmacy Management, Inc.	Nevada

Assured Pharmacies, Inc.	Louisiana

Assured Pharmacies Northwest, Inc.	Nevada

Assured Pharmacy Gresham, Inc.	Nevada

CS Compliance Group, Inc.	Nevada

Assured Pharmacy Kansas, Inc.	Nevada

Assured Pharmacy Denver, Inc.	Nevada

Assured Pharmacy Boston, Inc.	Nevada